

January 30, 2014

<u>Via E-Mail</u>
Philip J. Young
President and CEO
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, Virginia 23060

      Re: **AmpliPhi Biosciences Corporation**
             Registration Statement on Form S-1
             Filed January 21, 2014
             File No. 333-193458

Dear Mr. Young:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that your registration statement on Form 10-12G is currently under review. Please confirm that you will revise the disclosure in Form S-1 to reflect any applicable changes to Form 10-12G made in response to our comments.

2. We note that you have filed confidential treatment requests on December 17, 2013 and January 22, 2013. We will not be able to grant any request for acceleration of effectiveness until those requests are resolved.

3. Please amend your registration statement to include the signature of your controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Philip J. Young
AmpliPhi Biosciences Corporation
January 30, 2014
Page 2

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       Stephen B. Thau
       Morrison & Foerster LLP
       755 Page Mill Road
       Palo Alto, CA 94304-1018